May 7, 2019

Michael Panosian
Chief Executive Officer
Toughbuilt Industries, Inc
25371 Commercentre Drive, Suite 200
Lake Forest, CA 92630

       Re: Toughbuilt Industries, Inc
           Draft Registration Statement on Form S-1
           Filed May 2, 2019
           File No. 377-02622

Dear Mr. Panosian:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate McHale at (202) 551-3464 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing and
                                                             Construction